Nouslogic HEALTHCARE

bluemoon ADVISORS

Summary

Nouslogic Healthcare, Inc.
Nouslogichc.com
Nouslogichc.com
NAICS 517210
Wireless Telecom

Contact

Dr. Vu Doan
5150 Crenshaw Road
Pasadena, TX 77505
(832) 741-8735
vutheriot@yahoo.com

Offering

Nouslogic seeks to raise $5,000,000 through private equity from accredited individual or institutional investors by offering 100,000 shares of Common Stock at $50.00 per share. The company will achieve a post money valuation of $36 million (rounded) with new investment having 14 percent ownership (rounded).

Market

In a study that took place from July 2011 to June 30, 2013 more than 700 hospitals nationwide lost 1% of its Medicare payments as a result of hospital - acquired conditions. With regulators making compliance even more difficult hospitals have become a continually watchful eye that could lead to even greater fees and penalties. Additionally, it will reduce the number of deaths related to in hospital infections.

Business Overview

Nouslogic Healthcare, Inc. is a disruptive entry into the multi-billion-dollar real time location services market. An aggressive regulatory environment coupled with recent advances in Blue Tooth Low Energy (BLE) technology has created an opportunity to rapidly penetrate the hospital infection control market. *Nouslogic's* infection control offering is highly scalable and has extensive applications in the hospital and beyond to fuel exceptional growth.

Opportunity

In 2015 the Center for Medicare & Medicaid Studies (CMS) initiated the Hospital Acquired Condition Reduction Program (HACRP). The program aimed to reduce hospital acquired infections by holding poor performing organizations fiscally accountable and penalizing the lowest quartile of hospitals with a 1% reduction in their Medicare reimbursement. These penalties can amount to millions of dollars per year for a small to mid-sized hospital, and the reduction in funding makes implementation of compliance programs fiscally challenging. Lack of execution on procedures by health professionals can lead to more infections and illness spreading within the hospital.

The report concludes that adherence to proper hand hygiene procedures may be the most crucial factor in the reduction of hospital acquired conditions. The creation of the HEMS/IRMS systems that allow for real time monitoring and reporting of hand hygiene events through its propriety mesh network, wearer badges, and soap dispenser receivers.

Products

Nouslogic Healthcare has developed the Hospital Event Management System (HEMS) / Infection Reduction Management System (IRMS) to address all aspects of the Joint Commission Report. The HEMS / IRMS system provides real time monitoring and reporting of hand hygiene events through its propriety mesh network, wearer badges, and soap dispenser receivers. This information is provided real-time to a reporting dashboard which can provide instantaneous feedback to Health Care Providers and Hospital Leadership.